UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

Room 1101, 11/F., Capital Centre

151 Gloucester Road, Wanchai

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Digital Currency X Technology Inc. (the “Company”) is furnishing this report on Form 6-K to provide (i) its unaudited condensed consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, attached as Exhibit 99.1 to this report, and (ii) its operating and financial review and prospects in connection with such financial statements, attached as Exhibit 99.2 to this report.

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and the Company’s registration statement on Form S-8 (File No. 333-298575), and into each prospectus outstanding under the foregoing registration statements, and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FINANCIAL STATEMENTS AND EXHIBITS

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements of Digital Currency X Technology Inc. and its subsidiaries as of June 30, 2026 and for the Six Months Ended June 30, 2026 and 2025
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2026

Digital Currency X Technology Inc.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer